Make additive work for you Q2 2025 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR August 13, 2025

Conference Call and Webcast Link US Toll-Free Dial-In 1-877-407-0619 International Dial-In +1-412-902-1012 Live Webcast and Replay

Forward-Looking Statements Cautionary Statement Regarding Forward- Looking Statements The statements in this slide presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2025 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased and/or reciprocal import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s retaliatory war against the terrorist organizations Hamas and Hezbollah, Iran and, intermittently, its conflict with the Houthi terrorist group in Yemen; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 6, 2025 (the “2024 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2024 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2025, which have been or will be furnished to the SEC throughout 2025, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this slide presentation are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Make additive work for you

Use of Non-GAAP Financial Information Use of Non-GAAP Financial Measures The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non- GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables later in this slide presentation. We have not included herein, however, a reconciliation of our non-GAAP guidance for 2025 to the most directly comparable GAAP guidance. Please see our earnings release being published today for that reconciliation (other than for our guidance for non-GAAP gross margins, as we are unable to provide that reconciliation without unreasonable effort or with reasonable certainty from a quantitative perspective). Make additive work for you

▪ Results aligned with expectations reflecting the resilience of our recurring revenue and reliance on our technologies ▪ Engagement strong despite uncertain environment around macro and tariff policies, with customer capital spending disciplined awaiting signs of normalcy to emerge ▪ Meaningful progress delivering key use cases with major customers that will begin flowing through to our financial results. Commitment to R&D excellence with a strong balance sheet positions us to continue delivering innovative solutions that further solidify our leadership in digital manufacturing ▪ Long-term strategy centered on innovation and execution in high-growth sectors being transformed by key megatrends: Supply chain onshoring, next-gen mobility, and a relentless focus on operational efficiency and cost optimization ▪ Prioritizing the most compelling applications while preserving margin integrity to emerge stronger as market dynamics stabilize ▪ Ideal solution in tariff-sensitive environments by enabling local, rapid, and cost-effective production capabilities CEO Dr. Yoav Zeif

Make additive work for you Launched Tooling Center with Automation Intelligence in Michigan ▪ Helps manufacturers validate and scale additive manufacturing applications for production. ▪ Stratasys F3300 and F900 3D printers demonstrate jigs, fixtures, end-of-arm tooling and auto components. ▪ Explores additive alongside conventional MFG to streamline operations, reduce costs, and accelerate response to challenges. ▪ Addresses growing need for localized, on-demand production, providing proof that additive tooling is both viable and cost-effective. Launched New US Tooling Center

Customer Success – GM / Toyota





Strategic Collaboration with GM shows transformative power additive manufacturing brings to production

- 20+ years relationship.
- One of the largest additive facilities in N. America.
- Many F900 systems deployed across 15+ GM plants.
- High utilization rates demonstrate production-readiness.
- Numerous benefits:
  - Safety
  - Cost-reduction
  - Streamlined workflow
  - Tooling lead times down from weeks to days or hours
- Supply chain resilience.
  - Faster response to urgent production needs.
  - Supply chain security lowers risk.

TOYOTA





Toyota uses all five Stratasys technologies to improve product development and production process

See partnership video

- Significant reductions in cost and lead times.
- Faster tool production and replacement.
- Precise, custom-fit tools that cannot be done conventionally.
- Stratasys polymer parts often stronger than metal
- Consistent assembly.
- Lightweight, ergonomic designs improve workplace safety.
- Toyota uses all five Stratasys technologies plus GrabCAD software to manage their printer fleet.

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Make additive work for you™

Make additive work for you Aerospace and Medical Update ▪ Blue Origin purchased multiple Neo800 SL systems for production of investment casting patterns. ▪ Leading aerospace manufacturer, space technology trailblazer and major participant in NASA contracts including the Artemis program planned to bring astronauts to the moon in 2027. Stratasys is also participating on this program. ▪ Partnership validates the strength and durability of our technology for space applications, translatable for use in tens of thousands of aerospace parts still made by hand. ▪ Rigorous quality and data security standards of space flight positions Stratasys for future aero production applications. ▪ Aligns with our strategy around production parts, showing how our technology contributes to space travel today while potentially enabling next-gen solutions that could extend far beyond space exploration tomorrow. ▪ Stratasys J5 DAP anatomical model solution, targeting thousands of hospitals worldwide and seeing positive traction and life-saving examples, was critical in a complex procedure, showcasing how 3DP technology is revolutionizing medical applications and unprecedented pre-op planning capabilities. ▪ Brisbane's Herston Biofabrication Institute created a life-sized 3D printed model from a patient scan revealing an aorta ballooned to about 4X the usual size in danger of rupturing, an emergency likely to have cost the patient’s life. ▪ This enabled the Prince Charles Hospital surgeons to plan and practice on the model prior to the operation, allowing them to optimize execution of the surgery and minimize potential risks and complications, saving the patient’s life. ▪ Anatomical modeling, such as training and pre-surgical planning, is a $1.8B annual addressable opportunity.

Materials and Software Update

Shin-Etsu






- Launched P3 Silicone 25A high-performance material developed through strategic collaboration with global silicone leader Shin-Etsu, Japan's largest chemical company, designed exclusively for Stratasys Origin DLP platform to produce flexible parts that match traditionally molded silicone performance.
- Breakthrough material addresses critical gap in industrial 3DP, delivering genuine silicone parts with precision, durability, and repeatability, eliminating tooling costs, reducing lead times, and enabling localized, low-volume production for applications like seals, gaskets, vibration dampers, and soft-touch components.
- Passed Shin-Etsu biocompatibility/flame retardancy certification, representing the first in a planned portfolio of silicone materials combining Stratasys production-grade P3 DLP technology with Shin-Etsu's silicone chemistry expertise to deliver trusted performance backed by repeatable results and real-world data.

trinckle

NASCAR




Stratasys
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Sport Clips

- Exclusive agreement with trinckle 3D GmbH to integrate fixturemate into GrabCAD PrintPro for designing production-ready fixtures using intelligent automation, allowing manufacturers to create secure, precise workholding solutions in minutes.
  - Eliminates complexity of design, removing the constraint of needing a CAD expert, reducing fixture creation time from days to hours. Results in higher printer utilization and higher rates of 3DP adoption.
  - Fortus 450mc Gen 3 exemplifies our complete solution - an integrated tooling printer+SW+materials in a factory-ready package.
- NASCAR's Tim Murphy recently said "*What sets our partnership with Stratasys apart is the complete ecosystem—from our in-house machines to Streamline Pro software to on-demand production.*"
  - NASCAR prints 100's of parts through our platform, transforming 3DP from a support function to a strategic business unit.
- Launching a dedicated customer success management team in Q3 to enhance onboarding, drive engagement, and support renewals.

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Make additive work for you™

CFO Eitan Zamir ▪ Results once again demonstrate the resilience of our operating model ▪ Delivered positive adjusted operating income and adjusted net income, compared to losses in both in the year-ago period, despite a slight revenue increase and lower gross margins vs. Q2’24 ▪ Full run-rate contributions from the cost control initiatives we began in the middle of 2024

Quarterly Trend Q2 2025 Revenues Make additive work for you Revenue Breakdown Note: $ in millions unless noted otherwise. 64.6 62.4 58.4 62.6 64.2 29.0 31.7 46.7 31.2 30.6 44.4 45.9 45.3 42.2 43.3 138.0 140.0 150.4 136.0 138.1 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Consumables Systems Services 93.6 94.1 105.1 93.8 94.8 44.4 45.9 45.3 42.2 43.3 138.0 140.0 150.4 136.0 138.1 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Products Services

GAAP Non-GAAP 47.4% 47.2% 49.8% 50.0% 49.3% 24.4% 38.4% 32.2% 30.7% 35.6% 40.5% 44.6% 44.4% 43.8% 44.8% Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 49.0% 49.6% 49.6% 48.3% 47.7% 55.6% 55.1% 53.4% 54.7% 54.3% 35.2% 38.5% 40.7% 33.9% 33.1% Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Services Gross MarginProducts Gross Margin Total Gross Margin Make additive work for you . . . . . . . . . . . . . . . - - - - - 47.4% 47.2% 49.8% 50.0% 49.3% 24.4% 38.4% 32.2% 30.7% 35.6% 40.5% 44.6% 44.4% 43.8% 44.8% Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 50.0% 49.3% 49.0% 49.6% 48.7% 30.7% 35.6% 40.2% 32.5% 30.8% 43.8% 44.8% 46.3% 44.3% 43.1% Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q2 2025 Gross Margins Note: All percentages rounded.

GAAP Operating Expenses (absolute and as a percentage of revenues) Non-GAAP Operating Expenses (absolute and as a percentage of revenues) 86.5 76.1 55.1% Q2'24 Q2'25 62.7% 70.9 64.7 Q2'24 Q2'25 46.9%41.0% 51.3% Significant improvement driven by our cost savings initiatives Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Q2 2025 Operating Expenses Make additive work for you

(25.7) )16.7( (16.6) Non-GAAP Operating Income (Loss) (2.3%) in Q2’24 vs 0.8% in Q2’25 out of total revenue GAAP Operating Loss Non-GAAP Net Income (Loss) EPS diluted ($0.04) in Q2’24 vs $0.03 in Q2’25 GAAP Net Loss EPS diluted ($0.36) in Q2’24 vs ($0.20) in Q2’25 Q2’24 Q2’25 6.1 2.3 2.2 Adjusted EBITDA 1.7% in Q2’24 vs 4.4% in Q2’25 out of total revenue (3.2) 1.1 (3.0) Q2’24 Q2’25 Q2’24 Q2’25 Q2’24 Q2’25 Q2’24 Q2’25 (26.0) Q2 2025 Operating and Earnings Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you

Balance Sheet ItemsCash Flow from Operating Activities 15 (2.4) (1.1) Q2-24 Q2-25 Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you Strong Balance Sheet Positioned for Value-Enhancing Opportunities Q2-24 Q1-25 Q2-25 Cash and Cash Equivalents and Short- term deposits 150.9 150.1 254.6 Accounts Receivable 150.5 156.2 157.9 Inventories 196.5 169.9 164.6 Net Working Capital 359.3 339.6 448.8

Revenues Q3: Slightly below or above Q2 Q4: Higher sequential growth Non-GAAP Gross Margins Non-GAAP Operating Expenses Non-GAAP Operating Margins Adjusted Net Income Adjusted EPS diluted ($77M) - ($66M) ($0.94) - ($0.80) GAAP EPS diluted CAPEX Adjusted EBITDA 5.4%-5.7% of Revenue Q4: 8.0% or Higher of Revenue $550M – $560M 46.7% – 47.0% $248M – $251M $20M – $25M$30M – $32M1.5% – 2.0% Positive Operating Cash Flow for 2025 2025 Full-Year Outlook Updated $11M – $13M $0.13 – $0.16 Make additive work for you

CEO Dr. Yoav Zeif Summary ▪ Stratasys differentiated approach and business model continues to demonstrate remarkable adaptability due to our cost discipline, innovation leadership, and the increasingly mission-critical role our solutions play in customer operations ▪ Focus on high-value applications, combined with enhanced customer education and GTM execution building the foundation for accelerated adoption when investment confidence rebounds ▪ Bolstered balance sheet positions us to continue leading in system, material and software innovation, as well as scaling towards more widespread manufacturing applications as macro conditions eventually normalize ▪ Stability of recurring revenue, paired with operational efficiency and margin discipline, designed for compelling long-term returns ▪ Leaders with a comprehensive portfolio uniquely positioned to capture significant opportunities that will emerge as customers resume normal capital deployment cycles and embrace the localized manufacturing advantages our platforms deliver Make additive work for you

Make additive work for you THANK YOU

GAAP Non-GAAP Q2-24 Q2-25 Change Y/Y Q2-24 Q2-25 Change Y/Y Total Revenue 138.0 138.1 0.1% 138.0 138.1 0.1% Gross Profit 60.5 59.5 (1.0) 67.7 65.8 (1.9) ▪% Margin 43.8% 43.1% -0.7% 49.0% 47.7% -1.3% Operating Income (Loss) (26.0) (16.6) 9.4 (3.2) 1.1 4.3 ▪% Margin -18.9% -12.0% 6.9% -2.3% 0.8% 3.1% Net Income (Loss) (25.7) (16.7) 9.0 (3.0) 2.2 5.2 ▪% Margin -18.6% -12.1% 6.5% -2.2% 1.6% 3.8% Diluted EPS (0.36) (0.20) 0.16 )0.04( 0.03 0.07 Diluted Shares 70.7 83.5 18.1% 70.7 84.0 18.8% 19 Note: $ in millions unless noted otherwise. All numbers and percentages rounded 19 Appendix – Comparison of Q2 2025 to Q2 2024 Key Metrics Make additive work for you

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Appendix - Reconciliation of GAAP to Non-GAAP Results of Operations GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Gross Profit (1) $ 59,494 $ 6,323 $ 65,817 $ 60,500 $ 7,175 $ 67,675 Operating income (loss) (1,2) (16,620) 17,736 1,116 (26,043) 22,845 (3,198) Net income (loss) (1,2,3) (16,745) 18,925 2,180 (25,743) 22,774 (2,969) Net income (loss) per diluted share (4) $ (0.20) $ 0.23 $ 0.03 $ (0.36) $ 0.32 $ (0.04) (1) Acquired intangible assets amortization expenses 4,517 4,489 Non-cash share-based compensation expenses 746 1,010 Restructuring and other expenses 1,060 1,676 6,323 7,175 (2) Acquired intangible assets amortization expenses 915 1,111 Non-cash share-based compensation expenses 5,392 6,335 Restructuring and other related costs 460 3,639 Contingent consideration 643 523 Legal and other expenses 4,003 4,062 11,413 15,670 17,736 22,845 (3) Corresponding tax effect 182 204 Equity method related expenses (income) 1,067 (1,593) Finance expenses (income) (60) 1,318 18,925 22,774 (4) Weighted average number of ordinary shares outstanding- Diluted 83,485 84,024 70,746 70,746 Three Months Ended June 30, 2025 Three Months Ended June 30, 2024

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Appendix - Reconciliation of GAAP Net Loss to Adjusted EBITDA 2025 2024 Net loss $ (16,745) $ (25,743) Financial expenses (income), net (3,286) 726 Income tax expenses 1,041 762 Share in losses (profits) of associated companies 2,370 (1,788) Depreciation expenses 5,129 5,482 Amortization expenses 5,442 5,600 Non-cash share-based compensation expenses 6,138 7,345 Contingent consideration 643 523 Legal and other expenses 3,878 4,062 Restructuring and other expenses 1,519 5,315 Adjusted EBITDA $ 6,129 $ 2,284 Three Months Ended June 30,